Mail Stop 3561

April 12, 2010

Via U.S. Mail and Fax (212) 463-5683

Joseph J. Lombardi
Chief Financial Officer
Barnes & Noble, Inc.
122 Fifth Avenue,
New York, New York 10011

> **Re: Barnes & Noble, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed April 1, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 16, 2009**
> **Forms 8-K**
> **Filed March 19, 2009, August 10, 2009, December 9, 2009, and**
> **October 1, 2009**
> **Form 10-Q for the Quarterly Period Ended January 30, 2010**
> **Filed March 11, 2010**
> **File No. 001-12302**

Dear Mr. Lombardi:

        We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended January 31, 2009

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page F-3

1. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that your consolidated net earnings appear to have materially decreased for fiscal year 2008 versus fiscal year 2007, and you attribute this decrease to several factors. Discuss whether you believe the culmination of these factors is the result of a trend and, if so, whether you expect it to continue and how it may impact your plans to expand, your available liquidity, or any other factors. Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Further, please discuss in reasonable detail:

    - Economic or industry-wide factors relevant to your company,
    - Material opportunities, challenges, and
    - Risk in the short and long term and the actions you are taking to address them.

    See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page F-5

52 Weeks Ended January 31, 2009 Compared with 52 weeks Ended February 2, 2008, page F-8

2. In future filings, when you identify intermediate causes of changes in revenues, such as an increase or decrease in comparable store sales, please provide your readers with insight into the underlying drivers of those changes.

Contractual Obligations, page F-14

3. You disclose on page F-42 that your retail store lease agreements generally require you to pay insurance, taxes and other maintenance costs. Please include a note under your contractual obligations table in future filings to specify that the operating lease obligations figure does not include insurance, taxes, and other maintenance costs to which the company is obligated. Provide a context for the

> reader to understand the impact of these items on your total operating lease obligations. See Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies, page F-15

4. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in testing your goodwill or other long-lived assets for impairment or used in your valuation of stock options would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Refer to Section V of our Release No. 33-8350.

5. Given the material amount of your goodwill and the continued challenging economic conditions, please consider the following guidance when preparing your upcoming Form 10-K. Please clearly indicate within your Critical Accounting Policy how you determine your reporting units for purposes of goodwill impairment testing and your methodology for determining the fair value of each reporting unit. Additionally, please disclose whether any of your reporting units are at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

   - The percentage by which fair value exceeded carrying value as of the date of the most recent test;
   - The amount of goodwill allocated to the reporting unit;
   - A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Consolidated Balance Sheets, page F-21

6. Please explain to us what is included in the line items "Accrued liabilities" and "Other long-term liabilities." Please tell us if any of these items exceeds five percent of total current liabilities or total liabilities.

Note 1. Summary of Significant Accounting Policies, page F-24

Revenue Recognition, page F-26

7. Please tell us the nature and terms of any incentives you offer to customers, including discounts, coupons, rebates, and/or free products. Please also disclose your accounting policy for these types of arrangements, including the statement of operations line item in which each type of arrangement is included. For each expense line item that includes these types of arrangements, please disclose, if material, the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-09.

Gift Cards, page F-28

8. Please disclose in future filings, if true, that you classify gift card breakage within sales. Please also quantify the amount of breakage recognized for each period presented.

Note 3. Stock-Based Compensation, page F-30

9. Please tell us and consider disclosing why the expected life of your options used in your Black Scholes option-pricing model decreased from five years in fiscal years 2006 and 2007 to 0.94 years in fiscal 2008.

Note 8. Employees' Retirement and Defined Contribution Plans, page F-36

10. Please tell us why you no longer provide the full pension disclosures described in ASC 715-20-50. In your response, please quantify the projected benefit obligation and fair value of plan assets at each balance sheet date. Also quantify how related balance sheet line items were impacted by pension accounting.

Note 10. Other Comprehensive Earnings (Loss), Net of Tax, page F-40

11. Considering the funded status of your pension plans should already be included
on your balance sheet under ASC 715, please clarify why your disclosures
reference a "minimum pension liability." Please also tell us the components of
the pension amounts included in accumulated comprehensive income. For
example, quantify the portions related to the net gain or loss, net prior service cost
or credit, and net transition asset or obligation.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 10

12. Please revise your table on page 10 to disclose, by footnote or otherwise, the
natural person(s) who control Arnhold and S. Bleichroeder Advisors, LLC, The
Yucaipa Companies LLC, and Aletheia Research Management, Inc. If any of the
entities listed are public entities, majority-owned subsidiaries of public entities or
registered investment companies, please disclose this by way of footnote. Refer
to Question 140.02 of our Regulation S-K Compliance and Disclosure
Interpretations located at our web-site, www.sec.gov.

Compensation Discussion and Analysis, page 11

13. We note your indication under "Competitiveness" and "Key Elements of
Compensation" that your various compensation components approximate certain
percentiles. For example, you state on page 13 that your total cash compensation
approximates the 75th percentile while total direct compensation approximates
between the 25th and 50th percentiles. However, you give no indication as to
whether these approximations also constitute the percentile goals of the company
and, if so, why. Please revise.

Performance-based Annual Bonuses, page 16

14. Please expand your discussion beginning on page 16 to describe the factors your
Compensation Committee considered in establishing the target payout
percentages for the performance-based annual bonuses granted to each of your
named executive officers. In this regard, we note that the target payout
percentages established for Messrs. Kahn and Deason were substantially lower
than those established for your remaining NEOs.

15. You state in the second full paragraph on page 17 that the Compensation
Committee determined to pay the performance-based annual bonuses for fiscal
2008 in cash. Please discuss the factors the Compensation Committee considered
in making this determination and identify the other forms of compensation the
Committee considers in providing the performance-based annual bonuses.

16. In the fourth full paragraph on page 17 you state that Messrs. Stephen Riggio and Mitchell Klipper were granted a discretionary bonus in addition to their performance-based annual bonuses "to provide incentives to these executives both to achieve their respective 2008 Consolidated EBITDA Target as well as to retain their stock options in the Company." Considering that your other named executive officers were subject to the same EBITDA Target and also hold stock options, please discuss the factors your Compensation Committee took into account in determining to limit this additional bonus to Messrs. Riggio and Klipper.

17. As it appears that Mr. Deason's annual bonus is based upon targets that differ from the rest of the named executive officers, please explain why this is the case and revise to disclose the amount of the quantified or objective targets and whether or not any of these targets were met.

Long-term Equity: Restricted Stock, page 18

18. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn long-term incentive awards as described on page 18. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please provide us with a detailed analysis of the basis upon which you made your determination. Please note that the standard that applies in this context is the same standard that would apply if you were to file a formal request for confidential treatment of trade secrets or commercial or financial information contained in a material contract exhibit to a Securities Act or Exchange Act filing. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

Certain Relationships and Related Transactions, page 34

19. Please expand your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions. We note your discussion on page F-46 of your 10-K that your Audit Committee utilizes procedures in evaluating the terms and provisions of proposed transactions or agreements, but you do not describe those policies and procedures. Refer to Item 404(b) of Regulation S-K.

Form 8-K filed March 19, 2009

Exhibit 99.1

20. We note your disclosure that Operating Free Cash Flow of $150 million exceeds
    guidance. Please explain to us how you considered whether this is a non-GAAP
    financial measure. If it is a non-GAAP financial measure, please explain how you
    met the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. If you
    present this figure in future filings, please provide a clear description of how the
    measure is calculated and a reconciliation to the most directly comparable GAAP
    measure and ensure that your disclosures comply with Question 102.07 of the
    Non-GAAP Financial Measures Compliance & Disclosure Interpretations issued
    in January 2010 and available on our website at
    http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Form 8-K filed August 10, 2009

Exhibit 99.1

21. We note your disclosure that based on Barnes & Noble College Booksellers'
    fiscal 2009 results, you would have realized incremental earnings before interest,
    taxes, depreciation and amortization (adjusted EBITDA) of $115 million from
    acquired operations and assets. Please explain to us how you considered whether
    this is a non-GAAP financial measure and the disclosure requirements of Item
    10(e)(1)(i) of Regulation S-K. We note that your current disclosures do not
    provide any description of how the incremental adjusted EBITDA amount was
    calculated.

Form 8-K filed December 9, 2009

Exhibit 99.1

Consolidated Financial Statements, page 1

22. Please explain to us how you determined that only one year of audited financial
    statements for Barnes & Noble College Booksellers, Inc. was required to be
    presented in Item 9.01. In doing so, provide us with your significance test
    calculations under Rule 3-05 of Regulation S-X.

Form 8-K filed October 1, 2009

Exhibit 10.1 Credit Agreement dated September 30, 2009

23. We note that you did not file the exhibits and schedules to the above referenced
    credit agreement. Please review all of your material agreements and file any

exhibits, schedules and/or appendices to these agreements. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Form 10-Q for the Quarterly Period Ended January 30, 2010

Notes to Consolidated Financial Statements

(3) Tikatok Acquisition, page 13

24. We note that the purchase price allocations for your Tikatok acquisition as well as your Fictionwise acquisition disclosed in Footnote 8 were largely to goodwill. Tell us the deliberative process that you went through in arriving at the purchase price and in determining the items other than goodwill to which the purchase price was allocated for each of these acquisitions. After reconsideration of the purchase price allocations, if you believe no change in the purchase price allocations is called for, please tell us and disclose the business rationale that led you to pay such a premium over the fair value of the net assets acquired for each acquisition. See ASC 805-10-50-2.

Item 4: Controls and Procedures, page 44

(a) Evaluation of Disclosure Controls and Procedures, page 44

25. We note your disclosure that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information. Please revise future filings to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of our Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact, Lisa Sellars, Staff Accountant, at (202) 551-3348 or in her absence Andrew Blume, Senior Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. You may contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director